Terms for Max Resource Corp.

((1400 – 400 Burrard Street, Vancouver, B.C. V6C 3G2 )

to

Earn a 60% interest in the

Howell  Mineral Property

or

Earn a 60% interest in the

Crowsnest Mineral Property

or

Both

Whereas Eastfield Resources Ltd. (herein “Optionor”) owns a 100% undivided interest in the Howell Mineral Property  located in the Fort Steele Mining Division of BC and the Crowsnest Mineral Property located in the Fort Steele Mining Division of BC and which are more specifically described in Appendix “A” hereto (the “Properties”).

And whereas MAX Resource Corp. (the “Optionee”) entered into an agreement with the Optionor on June 1, 2008 whereby it has the right to earn a 60% interest in the Howell Mineral Property (the “Howell Agreement”) and the Optionee has made the cash and share payments and completed the work required on the Howell Mineral Property by the first anniversary date (Sections A, B, and C of the Howell Agreement);

And whereas the Optionee is also interested in earning an interest in the Crowsnest Mineral Property.

Now be it hereby agreed that for the mutual undertakings and other consideration herein contained together with the payment of $10.00 from each party to each party, the receipt and sufficiency of which is hereby agreed, the parties hereto agree to amend the Howell Agreement by amending the remainder of the Howell Agreement as follows:

Subject to the terms of the completion of the option exercise requirements of this agreement (the “Howell / Crowsnest   Agreement”),  the “Optionee shall have the right to earn a 60% interest in either or both Properties.

Payments and Exploration Work Requirements to Exercise Option

By completing the following cash payments and exploration expenditures within the times specified, The Optionee can earn a 60% joint venture interest in either or both Properties. Commitments in the first and second years will be combined such as to satisfy obligations for both properties:

A.)

Upon execution of this Howell / Crowsnest Agreement the Optionee shall make a $10,000 option payment and, shall issue 50,000 of its common shares to the Optionor, subject to TSX-V acceptance if required, (Shares to be tradeable four months and one day past issue date).

B.) Fund the exploration of the combined Properties at a minimum cost of $150,000 by the first anniversary which shall be deemed to be June 30, 2010. (Commitment of Optionee)

C.) By the First Anniversary Date (June 30, 2010) and at the sole option of the Optionee, the Optionee shall

1.)

Make a $20,000 cash payment to the Optionor or issue 50,000 of its common shares to the Optionor, subject to TSX-V acceptance if required,

D.) By the Second Anniversary Date (June 30, 2011) and at the sole option of the Optionee, the Optionee shall:

1.)

Make a $30,000 cash payment to the Optionor, and

2.)

Have funded an additional $250,000 in exploration of the combined Properties.

3.) Give notice to the Optionor which property (properties) is to continue to be included within the agreement.

E) By the Third Anniversary Date (June 30, 2012)  and at the sole option of the Optionee, the Optionee shall:

1.)

Make a $40,000 cash payment and, subject to TSX-V acceptance if required, issue 200,000 of its common shares to the Optionor for the Howell Property and or make a $40,000 cash payment and, subject to TSX-V acceptance if required, issue 200,000 of its common shares to the Optionor for the Crowsnest Property.

2.)

Have funded an additional $1 in exploration of the Howell Property and or have funded an additional $350,000 in exploration of the Crowsnest Property.

F) By the Fourth Anniversary Date (June 30, 2013) and at the sole option of the Optionee, the Optionee shall:

1.)

Make a $50,000 cash payment and, subject to TSX-V acceptance if required, issue 200,000 of its common shares to the Optionor for the Howell Property and or make a $50,000 cash payment and, subject to TSX-V acceptance if required, issue 200,000 of its common shares to the Optionor for the Crowsnest Property.

2.)

Have funded an additional $700,000 in exploration of the Howell Property and or have funded an additional $700,000 in exploration of the Crowsnest Howell Property.

G.) The Optionee shall, at its option, make a $120,000 payment towards a $200,000 payment due to Goldcorp. Inc. and Teck-Cominco Limited for the Howell Property as specified in the underlying agreement between them and Eastfield Resources Ltd. dated June 30, 1999 stated to occur on August 31, 2010 (or at the date as may be extended by Goldcorp / Teck. pursuant to the June 30, 1999 agreement).

Other Terms

Assessment Work Filing and Reclamation

All work shall be filed (to the maximum level available from the required expenditure of each yearly exploration work requirement) until a three-year period of good standing has been established for all claims.  Once a three-year period of good standing is established for all claims it shall be maintained at such a level by making supplementary filings from time to time as required. The Optionee shall complete or fund required reclamation caused by its activities on the Property or Properties and shall be responsible for any required remediation as a result of its exploration activities that may continue past the termination of this agreement.

Area of Influence

An area of influence shall be created at the date of this agreement which incorporates those lands which lie within one kilometre of the rectangular area which incorporates the outermost boundaries of the claims in existence on the date of the Howell / Crowsnest agreement. If either Party acquires mineral claims or titles within the Area of Influence, that party must offer the other party a thirty day option to acquire an interest in those claims or titles that is proportionate (60% to the Optionee and 40% to the Optionor) by repaying its proportionate share of the acquisition costs and accepting its proportionate share of obligations.

Agreements between Eastfield Resources Ltd., Cominco Ltd and Placer Dome (CLA) Limited

and Eastfield Resoruces Ltd. and Foxcorp Holdings Ltd.

The Optionee shall be bound by all the items in the June 30, 1999 agreement between Eastfield Resources Ltd., Cominco Ltd and Placer Dome (CLA) Limited and by all subsequent amendments to this agreement pursuant to the Howell Property and by all the items in the July 20, 2004 agreement between Eastfield Resources Ltd. and Foxcorp Holdings Ltd. pursuant to the Crowsnest property.

Operator

Optionee shall be the operator for preparation and oversight of exploration activities on the Property. Optionee will endeavor to consult with Optionor with regards to the planning and implementation of exploration programs.

Joint Venture Terms

Upon Optionee earning a 60% interest in either or both the Properties, the Howell / Crowsnest Agreement shall cease and shall be replaced by a separate Joint Venture Agreement (JVA) for either or both of the Howell and Crownest Properties that shall be conformable to prevailing industry standards and shall include but not be limited to the following terms for either or both Joint Venture Agreements:

A.) Optionee shall be the Operator of the JVA for as long as its interest is 50% or more and shall have the right to prepare annual work programs and budgets, which shall be approved by the JVA with the Operator having the casting vote in the case of a tie.

B.) An aggressor clause that will allow the non-Operator to propose an annual exploration budget in any year that the operator fails to propose a budget that exceeds $300,000.

C.) A standard dilution clause that will provide dilution of a non-performing Party to a 1.0% NSR when its participating interest in the JVA is diluted to 5%. The NSR so specified may be extinguished at any time by payment to the non-performing Party of $1,000,000.  The dilution formula will deem initial expenditures of $1,500,000 for Optionee and $1,000,000 for Optionor.

D.) If either Party acquires mineral claims or titles within the Area of Influence after the formation of the JVA, that party must offer the other party a thirty day option to acquire an interest in those claims or titles that is proportionate to its participating interest in the JVA at the time by repaying its proportionate share of the acquisition costs and accepting its proportionate share of obligations.  If such acquisition is made the claims or titles will become part of the JVA.

E.) Funding of exploration costs will be advanced to the Operator in an amount sufficient to cover major contracts and other expenses for the subsequent 90 day period.

Termination

This Agreement shall terminate upon the failure of the Optionee to timely complete any payment or performance set out herein, subject to receipt of 30 day’s notice of termination delivered by the Optionor, within which time Optionee may cure such failure by making the required payment or performing the required activity. In the event that the Option is terminated or abandoned as set out above, the Optionee will have no further right or interest in the Property and will have no further obligations hereunder except as provided in the section titled “Assessment work Filing and Reclamation”.

Agreements

During the term of the Agreement, either party may at any time request a more formal version that incorporates the understandings set out herein together with whatever additional terms are required to make such agreement effective and if necessary using the facilities of a binding arbitrator to reach consensus.

Assignability and First Right of Refusal

Project interests of both Optionee and Optionor shall be assignable subject to a first right of refusal for each party with respect to the sale of the other party’s interest in the Property or Properties.

Law, Disputes and Arbitration

The Agreement shall be interpreted in accordance with the laws of the Province of British Columbia.

Binding Authority

The Agreement, upon Optionee’s receipt of acceptance for filing by the TSX-Venture Exchange, if required, and upon signature of an authorized director of each of Optionee and Optionor, shall be binding upon and inure to the benefit of the Parties hereto and their receptive successors and permitted assigns.

“JW Morton”

_______________________

____July 24, 2009_________________

J. W. Morton, P. Geo.

Date

President

Eastfield Resources Ltd.

The terms of Howell / Crowsnest Agreement are hereby accepted by Optionee

Per:

“Stuart W. Rogers”

_______________________

Stuart W. Rogers

President

Max Resource Corp.

___July 24,2009___________________

Date

Appendix “A”

Howell Property
Claim Name	Record #	Area	Expiry	Year
		Hectares	Month
Howell 1	209981	500	1-Nov	2011
Howell 2	209982	500	1-Nov	2011
Howel 3	209983	500	1-Nov	2011
Howell 4	210011	500	1-Nov	2010
Howell 5	210012	200	1-Nov	2010
Ysoo	366755	450	1-Nov	2010
Ysoo 2	537475	528	20-Jul	2010
Ysoo 3	537488	127	21-Jul	2010
Howell 6	530467	527	24-Mar	2010
Howell 7	530473	527	24-Mar	2010
Howell 8	589808	148	12-Aug	2009
Howell 9	537493	401	20-Jul	2010
Area		4,908
Fort Steele Mining Division, British Columbia

Crowsnest Property
Claim Name	Record #	Area (hectares)	Expiry Date
Aubyrd 4	406552	375	Oct 31, 10
Aubyrd 5	406551	500	Oct 31, 10
Aubyrd 6	406550	500	Oct 31, 10
Aubyrd 7	406553	250	Oct 31,10
Aubyrd 8	406554	150	Oct 31, 10
Aubyrd 9	406555	500	Oct 31, 10
Crowsnest Lookout	504310	317	Jan 19, 10
Crowsnest Revenge	504297	85	Jan 19, 10
Connector	517530	127	Jul 12, 10
Lower Connector	520838	63	Oct 06, 10
Connector	589809	168.9	Aug 12, 09
Crowhop	596987	105.7	Jan 5, 10
Hole In One	601795	21.1	Mar 28, 10
Total Area		3,163
Fort Steele Mining Division, British Columbia